Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Reports Net Profit for the Second Quarter

Laval, Québec, CANADA – October 15, 2010 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) today reports its consolidated financial results for the three and six-month periods ended August 31, 2010.

Three-month Period Ended May 31, 2010 Financial Results

Consolidated Results

  Revenue increased by 200% to $4,114,000 for the three-month period ended August 31, 2010, up from $1,371,000 achieved during the corresponding period ended August 31, 2009.

  Consolidated EBITDA for the three-month period ended August 31, 2010 amounted to $732,000, compared to negative $(1,634,000) obtained during the corresponding period ended August 31, 2009.

  Net earnings increased by $2,386,000 and net income reached $274,000, or $0.01 per share for the three-month period ended August 31, 2010, compared to a net loss of $(2,112,000), or $(0.06) per share, for the corresponding period ended August 31, 2009.

Nutraceutical Business Results

  Nutraceutical revenue increased by 204% to $4,109,000, for the three-month period ended August 31, 2010, up from $1,352,000 achieved during the corresponding period ended August 31, 2009.

  EBITDA from nutraceutical business for the three-month period ended August 31, 2010 amounted to $1,207,000, compared to a negative $(997,000) obtained during the corresponding period ended August 31, 2009.

  Earnings from nutraceutical business increased by $2,285,000 net income reached $794,000 for the three-month period ended August 31, 2010, compared to a net loss of $(1,491,000), for the corresponding period ended August 31, 2009.

Six-month Period Ended August 31, 2010 Financial Results

Consolidated Results

  Revenue increased by 95% to $8,276,000 for the six-month period ended August 31, 2010, up from $4,248,000 achieved during the corresponding period ended August 31, 2009.

  Consolidated EBITDA for the six-month period ended August 31, 2010 amounted to $1,408,000, compared to a negative $(1,917,000) obtained during the corresponding period ended August 31, 2009.

  Net earnings increased by $4,269,000 and net income reached $750,000, or $0.02 per share for the six-month period ended August 31, 2010, compared to a net loss of $(3,519,000), or $(0.09) per share, for the corresponding period ended August 31, 2009.

Nutraceutical Business Results

  Nutraceutical revenue increased by 96% to $8,266,000, for the six-month period ended August 31, 2010, up from $4,211,000 achieved during the corresponding period ended August 31, 2009.

  EBITDA from nutraceutical business for the six-month period ended August 31, 2010 was $2,303,000, compared to a negative $(962,000) obtained during the corresponding period ended August 31, 2010.

  Earnings from nutraceutical business improved by $4,246,000 and net income reached $1,692,000 for the six-month period ended August 31, 2010, compared to a net loss of $(2,554,000), for the corresponding period ended August 31, 2009.

“We are extremely pleased with the profitability level reached during the first two quarters of the year and the progress we made in productivity since the plant capacity increase. However, we need to be carefull when comparing this quarter results to last year corresponding figures while the production plant was ramping up from a plant shut down for the increase of its capacity.” stated Xavier Harland, Director, Finance.

“Revenue growth and increased cash flow generated through our profitability represent another of Neptune’s latest achievement which has contributed to amplified Neptune’s recognition in the investment community.” stated André Godin, Vice-President, Finance & Administration.

Update on Private Placement and Stock Options

Pursuant to its press release dated October 13, 2010, the Company confirms having met all final requirements of the TSX Venture Exchange (the “Exchange”) in relation with the closing of a $2,646,500 non-brokered private placement realized through the offering of Neptune common shares at a price of $1.85 per share.

The Company wants to precise that 27,027 options out of the 54,527 options previously announced, in partial payment to some intermediaries, will be issued at an exercise price of $2.15 per option, whereas the remaining 27,500 will be issued at an exercise price of $2.50 per option, each option expiring on the first anniversary date of their issuance.

Unless permitted under securities legislation and Exchange policies, each holder of securities issued thereof cannot trade its security before 4 months and a day after the distribution date of such security.

The Company also wants to inform its shareholders that the maximal number of options available for grant under the Company Stock Option Plan was reduced to 6,025,912 following its last shareholders’ meeting, representing 15% of the 40,172,744 common shares issued and outstanding on the date the amended and restated Stock Option Plan was approved by its shareholders during at the Company’s last shareholders meeting held on June 22, 2010.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:

Neptune Technologies & Bioressources Inc.
André Godin, V.P. Administration and Finance
+1 450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.